SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

VIASYSTEMS GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92553H803

(CUSIP Number)

Thomas T. Edman

President and Chief Executive Officer

TTM Technologies, Inc.

1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626

(714) 327-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Brian H. Blaney, Esq.

Greenberg Traurig, LLP

2375 E. Camelback Rd., Suite 700

Phoenix, AZ 85016

May 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92553H803	13D	Page 1 of 8 Pages

1	NAME OF REPORTING PERSONS TTM Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100 (See Item 4)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 100 (See Item 4)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 92553H803	13D	Page 2 of 8 Pages

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2014 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). On May 31, 2015, the transactions contemplated by that certain Agreement and Plan of Merger, dated September 21, 2014 (the “Merger Agreement”), by and among Viasystems Group, Inc., a Delaware corporation (the “Company”), TTM Technologies, Inc., a Delaware corporation (the “Parent” or the “Reporting Person”), and Vector Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), were effected. Pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”) and, as a result, the Company became a wholly owned subsidiary of Parent at the effective time of the Merger (the “Effective Time”). Pursuant to the terms of that certain Voting Agreement (the “HM Voting Agreement”) with Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3 Coinvestors, L.P., HMTF Equity Fund IV (1999), L.P., HMTF Private Equity Fund IV (1999), L.P., Hicks, Muse PG-IV (1999), C.V., HM 4-P (1999) Coinvestors, L.P., and HM 4-EQ Coinvestors, L.P. (collectively, the “HM Stockholders”) and that certain Voting Agreement (the “BD Voting Agreement” and, together with the HM Voting Agreement, the “Voting Agreements”) with GSC Recovery II, L.P. and GSC Recovery IIA, L.P. (collectively, the “BD Stockholders” and, together with the HM Stockholders, the “Stockholders”), the Voting Agreements and the irrevocable proxy granted to Parent were terminated as of the Effective Time. Accordingly, this Amendment is the final amendment to the Original Schedule 13D by Parent. Where disclosure made in one Item in the Original Schedule 13D prior to this Amendment was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety and replaced with the following text:

This Schedule 13D relates to the shares of common stock (the “Common Stock”) of Viasystems Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 101 South Hanley Road, St. Louis, MO 63105.

Item 2.	Identity and Background

Item 2 is amended solely by updating Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety and replaced with the following text:

As more fully described in Item 4 hereof, in connection with the execution of the Merger Agreement, the Stockholders entered into the Voting Agreements with Parent pursuant to which each Stockholder agreed, among other things, to vote (and granted Parent an irrevocable proxy to vote) all of their shares of Common Stock of the Company in favor of the approval and adoption of the Merger, the Merger Agreement and any other actions related thereto or in furtherance of the consummation of the Merger and the related transactions.

Other than the consideration to be paid by Parent pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, Parent has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreements. The Stockholders will receive the same consideration per share of Common Stock as other stockholders receive pursuant to the terms of the Merger Agreement. The Voting Agreements and the Merger Agreement are described below in Item 4, which is incorporated herein by reference in response to this Item 3.

The consideration to be paid by Parent to the Company’s stockholders pursuant to the terms of the Merger Agreement is (a) 0.706 of a share of common stock, par value $0.001, of Parent, and (b) $11.33 in cash, per share of Common Stock surrendered by the Company’s stockholders. Parent also refinanced certain debt of the Company and paid fees and expenses related to the Merger. The cash amounts in respect of these items were funded from borrowings under the Facility (as defined in Item 4).

CUSIP No. 92553H803	13D	Page 3 of 8 Pages

Item 4.	Purpose of the Transaction

The description of the Facility in the Original Schedule 13D, namely the third paragraph of Item 4, is hereby amended as follows:

In connection with the execution of the Merger Agreement, Parent entered into certain debt commitment letters (the “Commitment Letters”) with JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC, Barclays Bank PLC (“Barclays”), The Royal Bank of Scotland plc (“RBS”), and HSBC Bank USA, N.A. to provide (i) a senior secured asset-based revolving facility (the “ABL Facility”) in an aggregate amount of up to $150 million, and (ii) a senior secured term loan facility (the “Term Loan Facility” and, together with the ABL Facility, the “Facility”) in an aggregate amount of up to $1,115 million, each on the terms and subject to the conditions set forth in the Commitment Letters.

On May 31, 2015, Parent entered into (a) the Term Loan Credit Agreement, by and among the Parent, as Borrower, the several Lenders from time to time parties thereto, JPMCB, as Administrative Agent, Barclays, as Syndication Agent, and RBS and HCBS Securities (USA) Inc. (“HSBC Securities”), as Documentation Agents (the “Term Loan Credit Agreement”), and (b) the ABL Credit Agreement, by and among the Parent, as Borrower, the several Lenders from time to time parties thereto, JPMCB, as Administrative Agent, Barclays, as Syndication Agent, and RBS and HCBS Securities, as Documentation Agents (the “ABL Credit Agreement” and together with the Term Loan Agreement, the “Credit Agreements”). Each of the Parent’s direct and indirect, existing and future, domestic subsidiaries (other than specified immaterial domestic subsidiaries), including the Company after the closing of the Merger, are guarantors under the Credit Agreements. Subject to earlier termination, the Term Loan Credit Agreement terminates on May 31, 2021, and the ABL Credit Agreement terminates on May 31, 2020. In connection with the closing of the Merger, Parent borrowed an aggregate amount of $950 million under the Term Loan Facility and $80 million under the ABL Facility in order to provide funding for, among other things, the cash consideration to be paid to the Company’s stockholders, the refinancing of existing Company indebtedness, the refinancing of existing indebtedness of certain of the foreign subsidiaries of Parent, and to pay fees and expenses related to the Merger.

The foregoing descriptions of the Commitment Letters and the Credit Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are incorporated herein by reference.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

Merger Effectiveness/Termination of Voting Agreements

On December 16, 2014, the stockholders of the Company approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement. On May 31, 2015, the parties to the Merger Agreement consummated the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, at the Effective Time, each share of Common Stock of the Company issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) (other than shares (i) held in treasury of the Company, (ii) owned, directly or indirectly, by a wholly owned subsidiary of the Company, Parent or Merger Sub, or (iii) owned by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) was automatically converted into the right to receive a combination of (a) $11.33 in cash, without interest, and (b) 0.706 of a share of validly issued, fully paid and nonassessable common stock, par value $0.001 per share, of Parent (the “Merger Consideration”). At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into and became one share of common stock of the Company as the Surviving Corporation (the “New Common Stock” and together with the Old Common Stock, the “Common Stock”). As a result of the Merger, Parent owns all of the issued and outstanding shares of New Common Stock, and the Company is a wholly owned subsidiary of Parent.

CUSIP No. 92553H803	13D	Page 4 of 8 Pages

Pursuant to the terms of the Voting Agreements, the Voting Agreements terminated at the Effective Time and, pursuant to the terms of the Merger Agreement, all shares of Old Common Stock owned by the Stockholders were converted into the right to receive the Merger Consideration.

The Old Common Stock will cease to be listed on the NASDAQ Global Market (“NASDAQ”) ten days after the Effective Time of the Merger pursuant to a Form 25 filed with the SEC by NASDAQ on June 1, 2015.

As a result of the Merger, the Old Common Stock is now eligible for termination of registration pursuant to Section 12(b) and 12(g) of the Act by filing a Form 15 with the SEC. After termination of registration, the Company will no longer be required to file periodic reports with the SEC. The Reporting Person will cause the Old Common Stock to be deregistered.

Pursuant to Section 2.06 of the Merger Agreement, at the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time became the directors and officers of the Company as the Surviving Corporation. As a result, Thomas T. Edman and Todd B. Schull became the directors, and Thomas T. Edman became the President; Todd B. Schull became the Vice President, Secretary and Treasurer; and Antonio J. Sanchez became the Vice President, Assistant Secretary and Assistant Treasurer of the Company as the Surviving Corporation. Immediately after the Effective Time, all directors and officers of the Company were removed and replaced by written consent of the sole shareholder and the board of directors of the Company. Todd B. Schull and Daniel J. Weber were elected as the directors, and Thomas T. Edman was elected as the President; Todd B. Schull was elected as the Vice President and Treasurer; Daniel J. Weber was elected as the Vice President, Secretary and General Counsel; Christopher R. Isaak was elected as the Vice President, Assistant Secretary and Assistant Treasurer; and Antonio J. Sanchez was elected as the Vice President, Assistant Secretary and Assistant Treasurer of the Company as the Surviving Corporation.

Pursuant to Section 2.05(a) and Section 2.05(b) of the Merger Agreement, at the Effective Time, the certificate of incorporation and the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, became the certificate of incorporation and the by-laws of the Company as the Surviving Corporation until amended in accordance with the General Corporation Law of the State of Delaware.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety and replaced with the following text:

(a) – (b) The responses of Parent to row (7) through (13) of the cover page to this Schedule 13D and Item 4 are incorporated by reference in this Item 5 as if fully set forth herein.

(c) Except as set forth in this Schedule 13D, neither Parent nor, to Parent’s knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

As stated above, the above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

As a result of the completion of the Merger, the Voting Agreements terminated in accordance with their terms on May 31, 2015.

CUSIP No. 92553H803	13D	Page 5 of 8 Pages

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following:

Exhibit 4	Commitment Letter, by and among Parent, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and Barclays Bank PLC, dated September 21, 2014 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by TTM Technologies, Inc. on September 22, 2014).

Exhibit 5	Amended and Restated Commitment Letter, by and among the Registrant, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Barclays Bank PLC, and The Royal Bank of Scotland plc, dated October 23, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TTM Technologies, Inc. on October 27, 2014).

Exhibit 6	Term Loan Credit Agreement, by and among TTM Technologies, Inc., as Borrower, the several Lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Barclays Bank PLC, as Syndication Agent, and The Royal Bank of Scotland plc and HCBS Securities (USA) Inc., as Documentation Agents, dated as of May 31, 2015 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TTM Technologies, Inc. on June 2, 2015).

Exhibit 7	ABL Credit Agreement, by and among TTM Technologies, Inc., as Borrower, the several Lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Barclays Bank PLC, as Syndication Agent, and The Royal Bank of Scotland plc and HCBS Securities (USA) Inc., as Documentation Agents, dated as of May 31, 2015 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by TTM Technologies, Inc. on June 2, 2015).

CUSIP No. 92553H803	13D	Page 6 of 8 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 2, 2015	TTM TECHNOLOGIES, INC.

/s/ Todd B. Schull
	Name:	Todd B. Schull
	Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

CUSIP No. 92553H803	13D	Page 7 of 8 Pages

This Amendment amends and restates Schedule A to the Original Schedule 13D as set forth below:

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

TTM TECHNOLOGIES, INC.

The following table sets forth the name, present principal occupation or employment and the principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each executive officer and director of TTM Technologies, Inc. (“Parent”). Unless otherwise indicated, the business address of each such person is c/o TTM Technologies, Inc., 1665 Scenic Avenue, Suite 250, Costa Mesa, CA 92626.

Name	Present Principal Occupation or Employment	Citizenship
Board of Directors
Robert E. Klatell	Chairman of the Board and Director	USA

Kenton K. Alder

Director

Chairman of the board of directors of Wasatch Photonics, Inc., a designer and manufacturer of enhanced holographic optics for optical networking, defense, test and measurement and medical applications, with its principal business address located at 1305 North 1000 West, Suite 120, Logan, UT 84321

Director of Inovar, Inc., an electronic manufacturing service provider, with its principal business address located at 1073 West 1700 North, Logan UT 84321

USA

James K. Bass

Director

Director and member of the audit committee and chairman of the compensation committee of Tigrent, Inc., an investment training company, with its principal business address located at 1612 E. Cape Coral Parkway, Cape Coral, FL 33904

Director and member of the audit committee of Mercury Computer Systems, Inc., a provider of open sensor and big data processing systems, software and services, with its principal business address located at 201 Riverneck Road, Chelmsford, MA 01824

USA

Thomas T. Edman

Chief Executive Officer, President and Director

Director of Ultra Clean Holdings, Inc., a developer and supplier of critical subsystems for original equipment manufacturers primarily in the semiconductor capital equipment industry, with its principal business address located at 26462 Corporate Avenue, Hayward, CA 94545

USA

Philip G. Franklin

Director

Executive Vice President and Chief Financial Officer of Littelfuse, Inc., a designer, manufacturer and seller of circuit protection devices, with its principal business address located at 8755 West Higgins Road, Suite 500, Chicago, IL 60631

USA

Ronald W. Iverson	Director	USA

John G. Mayer	Director	USA

Tang Chung Yen, Tom	Managing Director – Asia Pacific Region and Director	Hong Kong Special Administrative Region

CUSIP No. 92553H803	13D	Page 8 of 8 Pages

Dov S. Zakheim

Director

Senior Fellow at CNA Corporation: Analysis & Solutions, a non-profit research and analysis organization, with its principal business address located at 3003 Washington Blvd., Arlington, VA 22201

Senior Advisor at the Center for Strategic and International Studies, a public policy research institution, with its principal business address located at 1616 Rhode Island Avenue, NW, Washington, DC 20036

USA

Executive Officers
Thomas T. Edman	President, Chief Executive Officer and Director	USA

Chung Tai Keung, Canice	Executive Vice President and President, Asia Pacific Business Unit	UK

Todd B. Schull	Executive Vice President, Chief Financial Officer, Treasurer and Secretary	USA

Douglas L. Soder	Executive Vice President and President, North America Business Unit	USA